PRESS RELEASE

Sanofi’s Board of Directors Proposes Appointment of Diane Souza and Thomas Südhof, MD as New Independent Directors

Paris, France - March 3, 2016 - At its meeting held on March 3, 2016, the Board of Directors of Sanofi proposed the appointment of Diane Souza and Thomas Südhof, MD as new independent Directors during the General Shareholders’ meeting of May 4, 2016.

Diane D. Souza is the former CEO of UnitedHealthcare Specialty Benefits, an ancillary and voluntary health insurance business, which serves more than 75,000 employers and 21 million members. With over 25 years of managed care and health benefits experience, she led healthcare operations and business and large-scale systems transformation at UnitedHealthcare and Aetna, as well as delivery of the integrated market strategy for the Affordable Care Act. A certified public accountant, she was also CFO of Aetna’s Guaranteed Products business, where she was regularly involved in complex financial transactions. Diane has also held senior leadership positions at Deloitte and PWC.

Thomas Südhof, MD, is the Avram Goldstein Professor in the School of Medicine of Stanford University, as well as a Professor of Molecular & Cellular Physiology, Psychiatry, and Neurology. Prior to this position, he spent 25 years at the University of Texas, Southwestern, where he acted as Chairman of the Department of Neuroscience. Most of his research at that time focused on the mechanisms of synaptic information transmission which have pharmacological consequences for the treatment of neuro-degenerative and neuro-psychiatric diseases. Thomas Südhof, MD, won the Nobel Prize in Physiology or Medicine, (shared with James Rothman and Randy Shekman) in 2013, the Albert Lasker Medical Basic Research Award together with Richard Scheller, as well as the Bernhard Katz Award of the Biophysical Society (shared with Reinhard Jahn).

“Both Diane Souza and Thomas Südhof, MD, are noted health experts and their great skills make them an outstanding addition to our board. We look forward to their contribution to Sanofi’s strategy as we continue to innovate and introduce new medicines and vaccines that can help improve health outcomes,” said Serge Weinberg, Chairman of the Board, Sanofi. “As they leave the Board, I would like to thank Jean-René Fourtou and especially underline his role throughout all the years when he brought his exceptional experience of the pharma industry, Klaus Pohle, who has been an excellent audit committee chairman for 11 years, and Uwe Bicker, who brought his very strong scientific knowledge during 8 years.”

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations	Investor Relations
Laurence Bollack	Sébastien Martel
+ (33) 1 53 77 46 46	+ (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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